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                              [Company Letterhead]



June 4, 2001

Mr. Michael Tobin
World Cyberlinks Corp.
701 Koehler Avenue
Ronkonkoma, NY 11779

Dear Mr. Tobin,

I agree with the disclosure statement, Item 3 "Changes in and disagreements with accountants on accounting and financial disclosure", as to my relationship with World Cyberlinks Corp.

Sincerely,

/s/Jonathon L. Anderson
Jonathon L. Anderson, CPA